INSEEGO CORP.
9710 Scranton Road, Suite 200

San Diego, CA 92121

December 23, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

100 F. Street, N.E.
Washington, D.C. 20549
Attention: Eranga Dias

Re:	Inseego Corp. Registration Statement on Form S-1
Filed December 19, 2024
File No. 333-283913

Ladies and Gentlemen:

Inseego Corp. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-283913), be accelerated under Rule 461 of the Securities Act of 1933, as amended, so that it will be declared effective at 4:00 p.m., Eastern time, on Monday, December 30, 2024, or as soon thereafter as practicable.

Once the Registration Statement has been declared effective, please contact our counsel, Jason Simon of Greenberg Traurig, LLP, at (703) 749-1386 to orally confirm that event or if you have any questions or require additional information regarding this matter.

Sincerely,

inseego corp.

By:	/s/ Steven Gatoff
Name: Steven Gatoff
Title: Chief Financial Officer